SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

SUNDAY COMMUNICATIONS LIMITED

(Exact name of Registrant as specified in its Charter)

13/F Warwick House
TaiKoo Place
979 King's Road, Quarry Bay
Special Administration Region of Hong Kong
People's Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

This report consists of copies of (1) a public announcement in Hong Kong regarding the results of the Extraordinary General Meeting held on May 22, 2002, (2) a public announcement in Hong Kong regarding the retirement of a director of the Registrant with effect from May 22, 2002, (3) a public announcement in Hong Kong regarding the resignation of a director of the Registrant with effect from May 31, 2002, and (4) a public announcement in Hong Kong regarding the appointment of a director of the Registrant with effect from June 11, 2002.

SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)

Appointment of Director

The Board of Directors of SUNDAY Communications Limited (the "Company") is pleased to announce that Mr. Tak Sing Yip has been appointed as a non-executive director of the Company with effect from 11th June, 2002.

By Order of the Board
Janet Ching Man Fung
Company Secretary

Hong Kong, 11th June, 2002

SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)

Resignation of Director

The Board of Directors of SUNDAY Communications Limited (the "Company") announces that Mr. Michael Triguboff has resigned as a non-executive director of the Company with effect from 31st May, 2002.

The Board would like to express its sincere gratitude to Mr. Triguboff for his valuable contribution to the Company during the tenure of his service.

By Order of the Board
Janet Ching Man Fung
Company Secretary

Hong Kong, 31st May, 2002

SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

The Board of Directors of SUNDAY Communications Limited (the "Company") announces that pursuant to the Company's Articles of Association, Mr. George Kin Wah Wong has retired by rotation as an non-executive director of the Company at the Annual General Meeting ("AGM") of the Company held on 22nd May, 2002. Accordingly, Mr. Wong ceased to be a director of the Company with effect from the conclusion of the AGM.

The Board would like to express its sincere gratitude to Mr. Wong for his valuable contribution to the Company during the tenure of his service.

By Order of the Board
Janet Ching Man Fung
Company Secretary

Hong Kong, 22nd May, 2002

SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)

RESULTS OF EXTRAORDINARY GENERAL MEETING

The Shareholders have approved certain amendments to the Company's Articles of Association, the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme at the Extraordinary General Meeting held on 22nd May, 2002.

Reference is made to the Company's circular dated 24th April, 2002 ("Circular") regarding, among other things, certain amendments to the Company's Articles of Association in relation to shareholders' choice of receiving Financial Summaries, and the mode of receiving and language of Financial Summaries and other Corporate Communications, the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme. Unless otherwise defined, terms used herein shall have the meaning as in the Circular.

The Board is pleased to announce that at the Extraordinary General Meeting held on 22nd May, 2002, the resolutions for approving such amendments to the Company's Articles of Association, the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme were duly passed by the Shareholders.

By Order of the Board
Janet Ching Man Fung
Company Secretary

Hong Kong, 22nd May, 2002

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDAY Communications Limited

By: ______________________________
Name: Janet Ching Man Fung
Title: Company Secretary

Date: June 13, 2002